EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Results of a Phase 2 Study of TT-223

in Type 2 Diabetes Patients

TORONTO, ON, January 25th, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced the results from a Phase 2 clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person’s average glucose level and is used by doctors as a measure of glucose management. Post prandial and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed.

There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

“These data are very encouraging and supports the gastrin based approach. The progressive reduction in HbA1c levels six months after completion of treatment suggests potential disease-modifying properties of gastrin based therapies and differentiates them from other diabetes treatments”, said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Study Design

The study was a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of once-daily subcutaneous injections of TT-223. The study enrolled type 2 diabetes patients who were unable to achieve adequate glucose control. The study consisted of two main stages, a 12 week treatment period and a 6 month follow-up period. Patients continued their current background diabetes therapy through both stages.

The once-daily dose of TT-223 was titrated as tolerated to the maximum dose during the first three weeks, and patients remained on the highest tolerated dose for the remaining nine weeks of the treatment period. After the completion of the treatment period, patients were followed for an additional six months to monitor the safety and efficacy of the TT-223 therapy.

About Gastrin-Based Therapies

Transition and Eli Lilly and Company (NYSE:LLY) have entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize gastrin based therapies. Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, and improving their overall quality of life.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the Ontario Securities Commission, United States Securities and Exchange Commission or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials the potential disease-modifying properties of gastrin based therapies, if any. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions and the SEC.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com

Transition Therapeutics Inc.

101 College Street, Suite 220

Toronto, Ontario

M5G 1L7

Canada